Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Third Quarter 2018 Earnings and Declares Quarterly Dividend

Macau, Thursday, November 8, 2018 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the third quarter of 2018.

Net revenue for the third quarter of 2018 was US$1,220.3 million, representing a decrease of approximately 11% from US$1,376.8 million for the comparable period in 2017. The decrease in net revenue was primarily attributable to higher commissions reported as a reduction in revenue upon the Company’s adoption of a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) and lower group-wide rolling chip gross gaming revenues, partially offset by higher group-wide mass market table games and gaming machines gross gaming revenues. The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenue for the third quarter of 2018 would have been US$1,311.6 million, which would have represented a decrease of approximately 5% from the US$1,376.8 million for the comparable period in 2017.

Operating income for the third quarter of 2018 was US$83.6 million, compared with operating income of US$192.7 million in the third quarter of 2017, representing a decrease of 57%.

Adjusted property EBITDA(1) was US$295.4 million for the third quarter of 2018, as compared to Adjusted property EBITDA of US$400.2 million in the third quarter of 2017, representing a decrease of 26%. The decline in Adjusted property EBITDA was mainly attributable to poorer performance in the group-wide rolling chip segment and a one-time special gift granted to non-management employees.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

Net income attributable to Melco Resorts & Entertainment Limited for the third quarter of 2018 was US$9.6 million, or US$0.02 per ADS, compared with US$115.9 million, or US$0.24 per ADS, in the third quarter of 2017. The net loss attributable to noncontrolling interests during the third quarter of 2018 and 2017 were US$2.4 million and US$3.3 million, respectively, which were related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “I am incredibly thrilled that just two months after the grand opening, Morpheus at City of Dreams made the list of TIME magazine’s “World’s Greatest Places 2018,” being the only Macau entry on the list.

“Designed by the late Pritzker Prize-winning architect Dame Zaha Hadid, Morpheus has been described as “The Icon of the New Macau” and is the first hotel brand to be wholly developed and created by Melco. It sets a new benchmark for ultra-luxury hospitality in Macau, and features a spectacular collection of “world’s first” including the world’s first free-form exoskeleton high-rise architectural structure, the first spa concept in the world to feature a Snow Garden with real snow and the world’s first hotel to feature an entire floor dedicated to legendary chef Alain Ducasse, with two Ducasse restaurants and a bar.

“The opening of Morpheus only marks the beginning of the relaunch of City of Dreams. On top of that, we are upgrading our VIP gaming spaces that are expected to open over the next six months. We will also commence the rolling refurbishment of the Nüwa after Chinese New Year 2019 and the redevelopment of the Count:Down in the second half of 2019 into a new, luxurious, ultra-cool hotel – Libertine.

“At Studio City, we are embarking on a series of property upgrades to refine the entertainment offerings, which include the world’s most electrifying stunt show – Elekron, Asia’s largest Virtual Reality zone and a fantastic new street of food and beverage.

“In the Philippines, City of Dreams Manila delivered another solid quarter underpinned by robust mass gaming revenue growth.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to declare another quarterly dividend of US$0.14505 per ADS. In addition, the Board has also approved a new US$500 million share repurchase program, which is effective immediately. Year to date, the Company has also repurchased approximately 23 million ADSs, worth approximately US$490 million, under the US$500 million share repurchase program the Company announced in March 2018.

“Lastly, Japan continues to be a core focus for us. We expect development of the next generation of integrated resorts to soon commence in this incredibly exciting, yet currently underpenetrated, tourism destination. With our focus on the Asian premium segment, high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and our commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize the vision for integrated resort development with a unique Japanese touch.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2018, net revenue at City of Dreams was US$600.9 million compared to US$715.9 million in the third quarter of 2017. City of Dreams generated Adjusted EBITDA of US$147.1 million in the third quarter of 2018 compared with Adjusted EBITDA of US$246.4 million in the third quarter of 2017. The decline in Adjusted EBITDA was primarily a result of poorer performance in the rolling chip segment and a one-time special gift granted to non-management employees.

Rolling chip volume totaled US$12.3 billion for the third quarter of 2018 versus US$11.2 billion in the third quarter of 2017. The rolling chip win rate was 2.4% in the third quarter of 2018 versus 3.5% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,337.6 million in the third quarter of 2018 compared with US$1,145.0 million in the third quarter of 2017. The mass market table games hold percentage was 27.8% in the third quarter of 2018 compared to 32.3% in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$1,122.2 million, compared with US$981.7 million in the third quarter of 2017. The gaming machine win rate was 4.3% in the third quarter of 2018 versus 3.2% in the third quarter of 2017.

Total non-gaming revenue at City of Dreams in the third quarter of 2018 was US$98.9 million, compared with US$81.4 million in the third quarter of 2017.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2018, net revenue at Altira Macau was US$90.2 million compared to US$89.3 million in the third quarter of 2017. Altira Macau generated negative Adjusted EBITDA of US$1.0 million in the third quarter of 2018 compared with negative Adjusted EBITDA of US$5.6 million in the third quarter of 2017.

Rolling chip volume totaled US$5.5 billion in the third quarter of 2018 versus US$4.2 billion in the third quarter of 2017. The rolling chip win rate was 2.4% in the third quarter of 2018 versus 2.6% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$130.8 million in the third quarter of 2018, representing an increase from US$112.4 million generated in the comparable period in 2017. The mass market table games hold percentage was 18.2% in the third quarter of 2018 compared with 15.7% in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$33.7 million, compared with US$11.3 million in the third quarter of 2017. The increase was primarily due to an increase in average number of gaming machines to 128 in the third quarter of 2018, compared to 61 in the third quarter of 2017. The gaming machine win rate was 5.6% in the third quarter of 2018 versus 6.1% in the third quarter of 2017.

Total non-gaming revenue at Altira Macau in the third quarter of 2018 was US$6.9 million, compared with US$6.8 million in the third quarter of 2017.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$28.5 million in the third quarter of 2018 as compared to US$30.2 million in the third quarter of 2017. Mocha Clubs generated US$4.6 million of Adjusted EBITDA in the third quarter of 2018 compared with US$6.5 million in the same period in 2017.

Gaming machine handle for the third quarter of 2018 was US$616.9 million, compared with US$628.1 million in the third quarter of 2017. The gaming machine win rate was 4.7% for both quarters ended September 30, 2018 and 2017.

Studio City Third Quarter Results

For the quarter ended September 30, 2018, net revenue at Studio City was US$345.2 million compared to US$384.5 million in the third quarter of 2017. Studio City generated Adjusted EBITDA of US$89.4 million in the third quarter of 2018 compared with Adjusted EBITDA of US$95.6 million in the third quarter of 2017. The decline in Adjusted EBITDA was primarily a result of a one-time special gift granted to non-management employees.

Rolling chip volume totaled US$5.1 billion for both quarters ended September 30, 2018 and 2017. The rolling chip win rate was 3.1% in the third quarter of 2018 versus 4.0% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$807.9 million in the third quarter of 2018 compared with US$747.1 million in the third quarter of 2017. The mass market table games hold percentage was 27.2% in the third quarter of 2018 compared to 25.0% in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$641.6 million, compared with US$581.2 million in the third quarter of 2017. The gaming machine win rate was 2.9% in the third quarter of 2018 versus 3.3% in the third quarter of 2017.

Total non-gaming revenue at Studio City in the third quarter of 2018 was US$50.1 million, compared with US$51.9 million in the third quarter of 2017.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2018, net revenue at City of Dreams Manila was US$141.7 million compared to US$148.2 million in the third quarter of 2017. City of Dreams Manila generated Adjusted EBITDA of US$55.2 million in the third quarter of 2018 compared to US$57.3 million in the comparable period of 2017.

Rolling chip volume totaled US$3.0 billion for both quarters ended September 30, 2018 and 2017. The rolling chip win rate was 2.7% in the third quarter of 2018 versus 2.5% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$204.9 million for the third quarter of 2018, compared with US$174.1 million in the third quarter of 2017. The mass market table games hold percentage was 32.4% in the third quarter of 2018 compared to 29.9% in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$935.0 million, compared with US$757.3 million in the third quarter of 2017. The gaming machine win rate was 5.3% in the third quarter of 2018 versus 5.6% in the third quarter of 2017.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2018 was US$28.9 million, compared with US$29.2 million in the third quarter of 2017.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2018 were US$75.1 million, which mainly included interest expenses of US$70.8 million.

Depreciation and amortization costs of US$152.9 million were recorded in the third quarter of 2018 of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2018 aggregated US$1.3 billion, including US$20.0 million on a bank deposit with an original maturity over three months and US$87.2 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the third quarter of 2018, was US$3.8 billion.

Capital expenditures for the third quarter of 2018 were US$140.0 million, which predominantly related to Morpheus and other various projects at City of Dreams as well as Corporate and Other.

Dividend Declaration

On November 8, 2018, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.04835 per ordinary share (equivalent to US$0.14505 per ADS) for the third quarter of 2018 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about November 29, 2018 to our shareholders whose names appear on the register of members of the Company at the close of business on November 19, 2018, being the record date for determination of entitlements to the Quarterly Dividend.

Share Repurchase Program

Our Board has also approved a new US$500 million share repurchase program. The program is effective immediately and is in addition to the program that was announced in March 2018, which has nearly been exhausted. The new program permits the Company to purchase up to US$500 million of its ordinary shares and/or American depositary shares over a three-year period commencing from November 8, 2018. Purchases under this authorization may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 and/or Rule 10b5-1 of the Securities Exchange Act, and/or in privately-negotiated transactions. The timing of the purchases and the amount of shares and/or ADSs purchased will be determined by the Company’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The share repurchase program may be suspended, modified or terminated at any time, and the Company has no obligation to repurchase any amounts under the program.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2018 financial results on Thursday, November 8, 2018 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	3134616

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,029,861	$1,285,107	$3,253,139	$3,688,084
Rooms	86,149	68,310	221,515	200,336
Food and beverage	53,282	45,196	148,112	133,706
Entertainment, retail and other	50,985	57,357	139,289	159,839

Gross revenues	1,220,277	1,455,970	3,762,055	4,181,965
Less: promotional allowances	—	(79,143)	—	(229,698)

Net revenues	1,220,277	1,376,827	3,762,055	3,952,267

OPERATING COSTS AND EXPENSES
Casino	(724,391)	(861,518)	(2,189,105)	(2,508,949)
Rooms	(22,819)	(8,037)	(55,787)	(24,252)
Food and beverage	(42,134)	(13,629)	(116,171)	(41,871)
Entertainment, retail and other	(25,470)	(22,604)	(70,836)	(66,656)
General and administrative	(146,559)	(110,924)	(381,376)	(344,505)
Payments to the Philippine Parties	(10,754)	(13,288)	(45,748)	(42,549)
Pre-opening costs	(1,974)	(177)	(33,087)	(1,177)
Development costs	(4,821)	(14,054)	(11,728)	(18,139)
Amortization of gaming subconcession	(14,309)	(14,310)	(42,928)	(42,928)
Amortization of land use rights	(5,704)	(5,704)	(17,112)	(17,112)
Depreciation and amortization	(132,926)	(113,991)	(354,360)	(347,070)
Property charges and other	(4,774)	(5,874)	(20,957)	(18,401)

Total operating costs and expenses	(1,136,635)	(1,184,110)	(3,339,195)	(3,473,609)

OPERATING INCOME	83,642	192,717	422,860	478,658

NON-OPERATING INCOME (EXPENSES)
Interest income	1,354	1,025	4,049	2,497
Interest expenses, net of capitalized interest	(70,769)	(63,853)	(190,888)	(195,073)
Other finance costs	(1,299)	(1,567)	(4,066)	(4,504)
Foreign exchange (losses) gains, net	(5,730)	2,793	(5,359)	12,191
Other income, net	1,561	870	3,012	2,258
Loss on extinguishment of debt	(213)	(16,939)	(213)	(48,398)
Costs associated with debt modification	—	(881)	—	(2,793)

Total non-operating expenses, net	(75,096)	(78,552)	(193,465)	(233,822)

INCOME BEFORE INCOME TAX	8,546	114,165	229,395	244,836
INCOME TAX EXPENSE	(1,319)	(1,552)	(5,715)	(935)

NET INCOME	7,227	112,613	223,680	243,901
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,375	3,294	(172)	21,929

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$9,602	$115,907	$223,508	$265,830

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.007	$0.079	$0.152	$0.181

Diluted	$0.007	$0.078	$0.151	$0.180

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.020	$0.237	$0.457	$0.544

Diluted	$0.020	$0.235	$0.453	$0.539

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,458,911,371	1,468,293,998	1,468,530,346	1,467,083,364

Diluted	1,466,184,293	1,479,677,417	1,480,000,417	1,478,440,011

Note The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,226,504	$1,408,211
Investment securities	92,827	89,874
Bank deposits with original maturities over three months	20,000	9,884
Restricted cash	87,089	45,412
Accounts receivable, net	198,900	176,544
Amounts due from affiliated companies	7,129	2,377
Inventories	40,086	34,988
Prepaid expenses and other current assets	82,657	77,503

Total current assets	1,755,192	1,844,793

PROPERTY AND EQUIPMENT, NET	5,740,402	5,730,760
GAMING SUBCONCESSION, NET	213,155	256,083
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	200,620	189,645
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	143	11
LAND USE RIGHTS, NET	770,387	787,499

TOTAL ASSETS	$8,766,164	$8,895,056

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$24,290	$16,041
Accrued expenses and other current liabilities	1,643,290	1,563,585
Income tax payable	7,859	3,179
Capital lease obligations, due within one year	32,916	33,387
Current portion of long-term debt, net	86,588	51,032
Amounts due to affiliated companies	7,890	16,790

Total current liabilities	1,802,833	1,684,014

LONG-TERM DEBT, NET	3,720,981	3,506,530
OTHER LONG-TERM LIABILITIES	28,503	48,087
DEFERRED TAX LIABILITIES	54,742	53,994
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	245,835	265,896
AMOUNTS DUE TO AFFILIATED COMPANIES	—	919

SHAREHOLDERS’ EQUITY
Ordinary shares	14,830	14,784
Treasury shares	(441,028)	(90)
Additional paid-in capital	3,692,379	3,671,805
Accumulated other comprehensive losses	(31,046)	(26,610)
Accumulated losses	(763,783)	(772,338)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,471,352	2,887,551
Noncontrolling interests	441,918	448,065

Total equity	2,913,270	3,335,616

TOTAL LIABILITIES AND EQUITY	$8,766,164	$8,895,056

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$9,602	$115,907	$223,508	$265,830
Pre-opening Costs	1,974	177	33,087	1,177
Development Costs	4,821	14,054	11,728	18,139
Property Charges and Other	4,774	5,874	20,957	18,401
Loss on Extinguishment of Debt	213	16,939	213	48,398
Costs Associated with Debt Modification	—	881	—	2,793
Income Tax Impact on Adjustments	—	86	(179)	(262)
Noncontrolling Interests Impact on Adjustments	(430)	(922)	(1,870)	(2,674)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$20,954	$152,996	$287,444	$351,802

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.014	$0.104	$0.196	$0.240

Diluted	$0.014	$0.103	$0.194	$0.238

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.043	$0.313	$0.587	$0.719

Diluted	$0.043	$0.310	$0.582	$0.714

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,458,911,371	1,468,293,998	1,468,530,346	1,467,083,364

Diluted	1,466,184,293	1,479,677,417	1,480,000,417	1,478,440,011

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$(5,993)	$2,445	$76,044	$43,153	$24,760	$(56,767)	$83,642
Payments to the Philippine Parties	—	—	—	—	10,754	—	10,754
Land Rent to Belle Corporation	—	—	—	—	739	—	739
Pre-opening Costs	—	—	1,597	357	20	—	1,974
Development Costs	—	—	—	—	—	4,821	4,821
Depreciation and Amortization	4,951	2,124	63,624	44,892	18,618	18,730	152,939
Share-based Compensation	107	36	903	388	342	5,263	7,039
Property Charges and Other	(21)	—	4,975	563	—	(743)	4,774

Adjusted EBITDA	(956)	4,605	147,143	89,353	55,233	(28,696)	266,682
Corporate and Other Expenses	—	—	—	—	—	28,696	28,696

Adjusted Property EBITDA	$(956)	$4,605	$147,143	$89,353	$55,233	$—	$295,378

	Three Months Ended September 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$(10,973)	$4,752	$200,729	$46,006	$22,266	$(70,063)	$192,717
Payments to the Philippine Parties	—	—	—	—	13,288	—	13,288
Land Rent to Belle Corporation	—	—	—	—	778	—	778
Pre-opening Costs	—	—	152	25	—	—	177
Development Costs	—	—	—	—	—	14,054	14,054
Depreciation and Amortization	5,101	1,990	42,082	46,077	20,722	18,033	134,005
Share-based Compensation	68	49	822	322	196	3,817	5,274
Property Charges and Other	197	(270)	2,586	3,207	—	154	5,874

Adjusted EBITDA	(5,607)	6,521	246,371	95,637	57,250	(34,005)	366,167
Corporate and Other Expenses	—	—	—	—	—	34,005	34,005

Adjusted Property EBITDA	$(5,607)	$6,521	$246,371	$95,637	$57,250	$—	$400,172

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$20,198	$10,847	$334,417	$132,510	$97,084	$(172,196)	$422,860
Payments to the Philippine Parties	—	—	—	—	45,748	—	45,748
Land Rent to Belle Corporation	—	—	—	—	2,254	—	2,254
Pre-opening Costs	—	—	32,657	410	20	—	33,087
Development Costs	—	—	—	—	—	11,728	11,728
Depreciation and Amortization	14,470	6,232	146,447	134,437	56,594	56,220	414,400
Share-based Compensation	278	111	2,599	1,154	(399)	14,475	18,218
Property Charges and Other	440	(432)	10,517	4,094	28	6,310	20,957

Adjusted EBITDA	35,386	16,758	526,637	272,605	201,329	(83,463)	969,252
Corporate and Other Expenses	—	—	—	—	—	83,463	83,463

Adjusted Property EBITDA	$35,386	$16,758	$526,637	$272,605	$201,329	$—	$1,052,715

	Nine Months Ended September 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$(13,188)	$13,092	$492,973	$97,332	$72,664	$(184,215)	$478,658
Payments to the Philippine Parties	—	—	—	—	42,549	—	42,549
Land Rent to Belle Corporation	—	—	—	—	2,361	—	2,361
Pre-opening Costs	—	—	967	(15)	225	—	1,177
Development Costs	—	—	—	—	—	18,139	18,139
Depreciation and Amortization	15,998	6,222	130,434	138,375	63,158	52,923	407,110
Share-based Compensation	150	97	2,106	927	269	8,546	12,095
Property Charges and Other	254	(208)	8,715	7,474	—	2,166	18,401

Adjusted EBITDA	3,214	19,203	635,195	244,093	181,226	(102,441)	980,490
Corporate and Other Expenses	—	—	—	—	—	102,441	102,441

Adjusted Property EBITDA	$3,214	$19,203	$635,195	$244,093	$181,226	$—	$1,082,931

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$9,602	$115,907	$223,508	$265,830
Net (Loss) Income Attributable to Noncontrolling Interests	(2,375)	(3,294)	172	(21,929)

Net Income	7,227	112,613	223,680	243,901
Income Tax Expense	1,319	1,552	5,715	935
Interest and Other Non-Operating Expenses, Net	75,096	78,552	193,465	233,822
Property Charges and Other	4,774	5,874	20,957	18,401
Share-based Compensation	7,039	5,274	18,218	12,095
Depreciation and Amortization	152,939	134,005	414,400	407,110
Development Costs	4,821	14,054	11,728	18,139
Pre-opening Costs	1,974	177	33,087	1,177
Land Rent to Belle Corporation	739	778	2,254	2,361
Payments to the Philippine Parties	10,754	13,288	45,748	42,549

Adjusted EBITDA	266,682	366,167	969,252	980,490
Corporate and Other Expenses	28,696	34,005	83,463	102,441

Adjusted Property EBITDA	$295,378	$400,172	$1,052,715	$1,082,931

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Room Statistics:
Altira Macau
Average daily rate(3)	$187	$201	$190	$203
Occupancy per available room	99%	98%	99%	95%
Revenue per available room(4)	$186	$197	$188	$193

City of Dreams
Average daily rate(3)	$215	$201	$208	$200
Occupancy per available room	96%	97%	97%	97%
Revenue per available room(4)	$208	$195	$202	$194

Studio City
Average daily rate(3)	$141	$142	$138	$139
Occupancy per available room	100%	98%	100%	98%
Revenue per available room(4)	$141	$139	$138	$137

City of Dreams Manila
Average daily rate(3)	$158	$158	$158	$156
Occupancy per available room	98%	96%	98%	96%
Revenue per available room(4)	$155	$151	$155	$150

Other Information:
Altira Macau
Average number of table games	106	101	104	108
Average number of gaming machines	128	61	127	58
Table games win per unit per day(5)	$15,873	$13,707	$19,440	$14,225
Gaming machines win per unit per day(6)	$160	$123	$150	$103

City of Dreams
Average number of table games	467	476	476	479
Average number of gaming machines	765	673	707	758
Table games win per unit per day(5)	$15,678	$17,459	$15,605	$16,878
Gaming machines win per unit per day(6)	$691	$506	$807	$504

Studio City
Average number of table games	288	291	292	287
Average number of gaming machines	938	970	947	974
Table games win per unit per day(5)	$14,287	$14,535	$14,361	$12,521
Gaming machines win per unit per day(6)	$219	$214	$235	$211

City of Dreams Manila
Average number of table games	307	290	300	280
Average number of gaming machines	1,920	1,792	1,885	1,781
Table games win per unit per day(5)	$5,165	$4,705	$5,579	$5,417
Gaming machines win per unit per day(6)	$280	$256	$284	$272

(3)	Average daily rate is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis